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                                                Filed pursuant to Rule 424(b)(1)
                                                Registration No. 333-44994

PROSPECTUS

                                4,333,487 Shares

                                 AMDOCS LIMITED

                                Ordinary Shares

                            ------------------------

     This prospectus relates to the offer and sale of up to 4,333,487 ordinary shares of Amdocs Limited by some of our current and future shareholders. These ordinary shares have been issued or may be issued in the future upon exchange of the Exchangeable Shares of Solect Technology Group Inc. by the holders of the Exchangeable Shares, all of whom were formerly common shareholders of Solect. Solect issued the Exchangeable Shares to its shareholders when we acquired the outstanding common shares of Solect on April 5, 2000. We will not receive any proceeds from the sale of these ordinary shares.

     Our ordinary shares are listed on the New York Stock Exchange under the symbol "DOX." The last reported sale price of the ordinary shares on the New York Stock Exchange on October 3, 2000 was $62.1875 per share.

     See "Risk Factors" on page 8 to read about factors you should consider before buying the ordinary shares.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                       PROSPECTUS DATED OCTOBER 5, 2000.
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                      ENFORCEABILITY OF CIVIL LIABILITIES

     We are incorporated under the laws of the Island of Guernsey. Several of our directors and officers named in this prospectus are not residents of the United States, and a significant portion of our assets and the assets of those persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons or to enforce against them in U.S. courts judgments predicated upon the civil liability provisions of the laws of the United States, including the federal securities laws. We have irrevocably appointed Amdocs, Inc., one of our U.S. subsidiaries, as our agent to receive service of process in any action against us in any Federal court or court of the State of New York arising out of the offering and sale of securities in connection with this prospectus.

     We have been advised by Carey Langlois, our Guernsey counsel, that there is doubt as to the enforceability against our directors and officers in Guernsey, whether in original actions in a Guernsey court or in actions in a Guernsey court for the enforcement of judgments of a U.S. court, of civil liabilities predicated solely upon the laws of the United States, including the federal securities laws. However, subject to certain time limitations, Guernsey courts may base original actions in Guernsey on foreign final executory judgments, including those of the United States, for liquidated amounts in civil matters, obtained after completion of due process before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Guernsey) which recognizes and enforces similar Guernsey judgments, provided that:

     - adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

     - such judgments or the enforcement thereof are not contrary to the law, public policy, security or sovereignty of Guernsey;

     - such judgments were not obtained by fraudulent means and do not conflict with any other valid judgment in the same matter between the same parties; and

     - an action between the same parties in the same matter is not pending in any Guernsey court at the time the lawsuit is instituted in the foreign court.

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                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual reports, quarterly reports and current reports and other information with the Securities and Exchange Commission. You may read and copy any of our SEC filings at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Our SEC filings are also available to the public on the SEC's website at http://www.sec.gov.

     You may request copies of the filings, at no cost, by writing to or telephoning us as follows:

                                  Amdocs, Inc.
                                  1390 Timberlake Manor Parkway
                                  Chesterfield, Missouri 63017
                                  Telephone: (314) 212-8328

     This prospectus is part of a registration statement on Form F-3 that we filed with the SEC under the Securities Act. This prospectus does not contain all the information contained in the registration statement. For further information about us and our ordinary shares, you should read the registration statement and the exhibits filed with the registration statement.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with the SEC. This permits us to disclose important information to you by referring to these filed documents. Any information incorporated by reference is considered part of this prospectus, and any information filed by us with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the following documents filed with the
SEC:

     - Our annual report on Form 20-F for the year ended September 30, 1999, filed on December 7, 1999.

     - Our quarterly reports on Form 6-K for the quarterly periods ended December 31, 1999, March 31, 2000 and June 30, 2000 filed on February 10, 2000, May 11, 2000 and July 31, 2000.

     - Our current reports on Form 6-K dated December 13, 1999 (as amended by Form 6-K/A filed on January 5, 2000), December 17, 1999, March 3, 2000, and April 11, 2000 (as amended by Form 6-K/A filed on June 8, 2000).

     We also incorporate by reference documents filed with or furnished to the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, subsequent to the date of this prospectus and prior to the termination of the offering. These include:

     - All subsequent annual reports filed on Form 20-F, Form 40-F or Form 10-K, and all subsequent reports on Forms 10-Q and 8-K filed by us pursuant to the Exchange Act.

     - All subsequent reports on Form 6-K furnished by us pursuant to the Exchange Act that contain financial statements, and all other subsequent reports on Form 6-K unless we state in the report that it is not being incorporated by reference into this prospectus.

     This prospectus is part of two Registration Statements we filed with the SEC (File Nos. 333-39278 and 333-44994). We will provide without charge to each person to whom a prospectus is delivered, on written or oral request, a copy of any of the documents above other than exhibits to those documents. Requests should be addressed to: Mr. Thomas G. O'Brien, Amdocs Inc., 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017 (telephone: (314) 212-8328).

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                           FORWARD-LOOKING STATEMENTS

     Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "expect," "anticipate," "plan," "believe," "seek," "estimate" and similar words. Statements that we make in this prospectus that are not statements of historical fact may also be forward-looking statements. Forward-looking statements are not guarantees of our future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. Before you invest in our ordinary shares, you should be aware that the factors we discuss in "Risk Factors" and elsewhere in this prospectus could cause our actual results to differ from any forward-looking statements.

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     In this document, references to "Amdocs," "we," "our," "us" and the
"Company" refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors. References to "dollars" or $ are to United States dollars. Unless otherwise stated, all references in this prospectus to ordinary shares are to both voting and nonvoting ordinary shares, all references to percentage ownership of our ordinary shares assume the exchange of all outstanding Exchangeable Shares for our ordinary shares and all references to ordinary voting and nonvoting share ownership, as expressed in percentages, are as of July 31, 2000.

                                     AMDOCS

     We are a leading provider of product-driven information system solutions to the communications industry. Our Business Support Systems, or BSS, consist of families of customized software products and services designed to meet the mission-critical needs of specific communications market sectors. We provide primarily Customer Care, Billing and Order Management Systems, or CC&B Systems, for network operators and service providers. Our systems support a wide range of communications services including wireline, wireless, cable television, broadband, electronic commerce and Internet services. We also support companies that offer multiple service packages, commonly referred to as convergent services. In addition, we provide a full range of Directory Sales and Publishing Systems, or Directory Systems, to publishers of both traditional printed yellow page and white page directories and electronic internet directories. Due to the complexity of the process and the expertise required for system support, we also provide extensive customization, implementation, system integration, ongoing support, system enhancement, maintenance and outsourcing services.

     Since the inception of our business in 1982, we have concentrated on providing software products and services to major communications companies. By focusing on this market, we believe that we have been able to develop the innovative products and the industry expertise, project management skills and technological competencies required for the advanced, large-scale, specifications-intensive system projects typical of leading communications providers. Our customer base includes major North American and foreign communications companies, including major wireline companies (such as all the Regional Bell Operating Companies, Sprint and Deutsche Telekom (Germany)), wireless companies (such as Pacific Wireless, Vodafone Group (UK), Mannesmann (Germany) and Telstra (Australia)) and internet companies (such as BT (UK), E-Plus (Germany), GTE and PointOne).

     Our BSS products and related services are designed to manage and improve key aspects of the business operations of communications companies, such as customer care, order management, call rating, invoice calculation, bill formatting, collections, fraud management and directory publishing services. We tailor our BSS products to address the unique needs of each communications provider.

     As of July 31, 2000, we had approximately 8,200 full-time equivalent employees, of which approximately 7,200 were software and information technology specialists engaged in research, development, customization, maintenance and support activities. Our Israeli subsidiary employs over 4,000 software and information technology specialists and operates our largest development facility. In the United States, our main development center is located in St. Louis, Missouri. The executive offices of our principal subsidiary in the United States are located at 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017, and the telephone number at that location is (314) 212-8328.

     On April 5, 2000, we acquired Solect Technology Group Inc., or Solect, in a stock-for-stock transaction. Solect is a leading provider of billing and customer care software to Internet service providers. In connection with the consummation of the transaction, Solect issued 13.8 million

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Exchangeable Shares, each exchangeable for one of our ordinary shares, and we granted options to acquire 1.7 million of our ordinary shares. The total purchase price of approximately $1.1 billion, based on a per share price of $69.875 for our ordinary shares at the time of the transaction, included both the issuance of and grant of options for ordinary shares, as well as transaction costs.

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                                  RISK FACTORS

     Investing in our ordinary shares involves significant risks. You should carefully consider the following risks before deciding to invest in our ordinary shares. In preparing this document, we have made certain assumptions and projections. We generally use words like "expect," "believe" and "intend" to indicate these assumptions and projections. Our assumptions and projections could be wrong for many reasons, including the reasons discussed in this section. We do not promise to notify you if we learn that our assumptions or projections in this prospectus are wrong. See "Forward-Looking Statements" on page 5 for more information.

RISKS APPLICABLE TO OUR BUSINESS

     FUNDAMENTAL CHANGES IN THE COMMUNICATIONS MARKET COULD REDUCE DEMAND FOR OUR SYSTEMS

     Future developments in the communications industry, such as continued industry consolidation, the formation of alliances among network operators and service providers and changes in the regulatory environment, could materially affect our existing or potential customers. This could reduce the demand for our products and services. As a result, we may be unable to effectively market and sell our information systems to potential customers in the communications industry.

     We derive a significant portion of our revenue from products and services provided to directory publishers. We believe that the demand for those products and services will be affected by the extent of increased competition between directory publishers and other media channels, as well as a broader introduction of electronic directories. Our new products for these markets may not be successful or we may be unable to maintain our current level of revenue from directory systems.

     IF WE CANNOT COMPETE SUCCESSFULLY WITH EXISTING OR NEW COMPETITORS OUR BUSINESS COULD BE MATERIALLY ADVERSELY AFFECTED

     We may be unable to compete successfully with existing or new competitors and our failure to adapt to changing market conditions and to compete successfully with established or new competitors could have a material adverse effect on our results of operations and financial condition.

     The market for communications information systems is highly competitive and fragmented, and we expect competition to increase. We compete with independent providers of information systems and services and with in-house software departments of communications companies. Our competitors include firms that provide comprehensive information systems, software vendors that sell products for particular aspects of a total information system, software vendors that specialize in systems for particular communications services such as Internet services, systems integrators, service bureaus and companies that offer software systems in combination with the sale of network equipment. We anticipate continued growth and competition in the communications industry and, consequently, the emergence of new software providers in the industry that will compete with us.

     We also believe that our ability to compete depends in part on a number of competitive factors, including:

     - the development by others of software that is competitive with our products and services,

     - the price at which others offer competitive software and services,

     - the responsiveness of our competitors to customer needs, and

     - the ability of our competitors to hire, retain and motivate key personnel.

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     We compete with a number of companies that have longer operating histories, larger customer bases, substantially greater financial, technical, sales, marketing and other resources, and greater name recognition than do we. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their ability to address the needs of our prospective customers. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, our competitors may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements, and may be able to devote greater resources to the promotion and sale of their products.

     WE MUST CONTINUALLY ENHANCE OUR PRODUCTS TO REMAIN COMPETITIVE

     We believe that our future success will depend, to a significant extent, upon our ability to enhance our existing products and to introduce new products and features to meet the requirements of our customers in a rapidly developing and evolving market. We are currently devoting significant resources to refining and expanding our base software modules and to developing BSS products that operate on state-of-the-art operating systems. Our present or future products may not satisfy the evolving needs of the communications market. If we are unable to anticipate or respond adequately to such demands, due to resource, technological or other constraints, our business and results of operations could be materially adversely affected.

     On November 30, 1999, we completed our acquisition of International Telecommunication Data Systems Inc., or ITDS, in a stock-for-stock transaction. ITDS is a leading provider of billing and customer care service bureau solutions to wireless communications service providers. On April 5, 2000, we completed our acquisition of Solect in a stock-for-stock transaction. Solect is a leading provider of Internet Protocol, or IP, billing and customer care software to Internet service providers. We also may acquire other companies where we believe we can acquire new products or services or otherwise enhance our market position or strategic strengths. There can be no assurance that suitable acquisition candidates can be found, that acquisitions can be consummated on favorable terms or that the ITDS or Solect acquisitions will enhance our products or strengthen our competitive position.

     OUR BUSINESS IS HIGHLY DEPENDENT ON A LIMITED NUMBER OF SIGNIFICANT
     CUSTOMERS

     Our business is highly dependent on a limited number of significant customers. The loss of any significant customer or a significant decrease in business from any of those customers could have a material adverse effect on our results of operations and financial condition. Revenue derived from our five largest customer groups, excluding SBC Communications Inc. and its operating subsidiaries, accounted for approximately 39.3% of revenue in the nine months ended June 30, 2000 and 27.3%, 27.1% and 33.2% of revenue in fiscal 1999, 1998 and 1997, respectively. After giving effect to the acquisition of Mannesmann AG by Vodafone Airtouch Public Limited Company in 2000, the combined company would have been one of our largest groups of customers and would have accounted for more than 10% of our revenue in the nine months ended June 30, 2000 and in fiscal 1999.

     Although we have received a substantial portion of our revenue from repeat business with established customers, most of our major customers do not have any obligation to purchase additional products or services and generally have already acquired fully paid licenses to their installed systems. Therefore, our customers may not continue to purchase new systems, system enhancements and services in amounts similar to previous years.

     WE DEPEND ON SBC COMMUNICATIONS INC. FOR A SIGNIFICANT PORTION OF OUR REVENUES

     One of our largest groups of customers is SBC Communications Inc., or SBC, and its operating subsidiaries. SBC International Inc., or SBCI, a wholly owned subsidiary of SBC, is also one of our significant shareholders. As of July 31, 2000, it held approximately 20.1% of our outstanding ordinary shares. A significant decrease in the sale of products and services to SBC
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     or its subsidiaries may materially adversely affect our results of operations and financial condition.

     Substantially all of our work for SBC is conducted directly with SBC's operating subsidiaries, such as Southwestern Bell Mobile Systems, Southwestern Bell Yellow Pages, Southwestern Bell Communications Services (SBC's long distance provider) and Southwestern Bell Telephone Company. These SBC relationships accounted for in the aggregate 12.8% of our total revenue in the nine months ended June 30, 2000 and 15.9%, 20.8% and 34.5% of our total revenue in fiscal 1999, 1998 and 1997, respectively. The amount of revenue attributable to SBC and such subsidiaries amounted to $102.6 million for the nine months ended June 30, 2000, $99.5 million, $84.4 million and $99.9 million in fiscal 1999, 1998 and 1997, respectively.

     OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO DEVELOP LONG-TERM RELATIONSHIPS WITH OUR CUSTOMERS

     We believe that our future success depends to a significant extent on our ability to develop long-term relationships with successful network operators and service providers. Many new entrants into the communications market lack significant financial and other resources. We may be unable to develop new customer relationships and our new customers may be unsuccessful. Our failure to maintain customer relationships or the failure of new customers to be successful could have a material adverse effect on our business, results of operations and financial condition.

     THE SKILLED EMPLOYEES THAT WE NEED MAY BE DIFFICULT TO HIRE AND RETAIN

     Our success depends in large part on our ability to attract, train, motivate and retain highly skilled information technology professionals, software programmers and communications engineers. These types of qualified personnel are in great demand and are likely to remain a limited resource for the foreseeable future. We currently employ approximately 7,200 software and information technology specialists, of which over 4,000 are located in Israel. We intensively recruit technical personnel for our principal development centers in Israel, the United States, Cyprus, Ireland and Canada. Our ability to expand our business is highly dependent upon our success in recruiting such personnel and our ability to manage and coordinate our worldwide development efforts. We may be unable to continue to attract and retain the skilled employees we require and any inability to do so could adversely impact our ability to manage and complete our existing projects and to compete for new customer contracts. In addition, the resources required to attract and retain such personnel may adversely affect our operating margins. The failure to attract and retain qualified personnel may have a material adverse effect on our business, results of operations and financial condition. Our success also depends, to a certain extent, upon the continued active participation of a relatively small group of senior management personnel who have been with us for many years. The loss of the services of all or some of these employees could have a material adverse effect on our business.

     OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE

     We have experienced fluctuations in our quarterly operating results and anticipate that such fluctuations may continue and could intensify. Our quarterly operating results may fluctuate as a result of many factors, including:

     - the size and timing of significant customer projects and license fees,

     - increased competition,

     - cancellations of significant projects by customers,

     - changes in operating expenses,

     - changes in our strategy,

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     - personnel changes,

     - foreign currency exchange rates, and

     - general economic and political factors.

     Generally, our license fee revenue and our service fee revenue relating to customization and implementation are recognized as work is performed, using percentage of completion accounting. Given our reliance on a limited number of significant customers, our quarterly results may be significantly affected by the size and timing of customer projects and our progress in completing such projects.

     We believe that the placement of customer orders may be concentrated in specific quarterly periods due to the time requirements and budgetary constraints of our customers. Although we recognize revenue as projects progress, progress may vary significantly from project to project, and we believe that variations in quarterly revenue are sometimes attributable to the timing of initial order placements. Due to the relatively fixed nature of certain of our costs, a decline of revenue in any quarter would result in lower profitability for that quarter.

     OUR LENGTHY SALES CYCLE MAKES IT DIFFICULT TO ANTICIPATE THE TIMING OF
     SALES

     The sales cycle associated with the purchase of our information systems is lengthy, with the time between the making of an initial proposal to a prospective customer and the signing of a sales contract typically being between three and twelve months. Information systems for communications companies are relatively complex and their purchase generally involves a significant commitment of capital, with attendant delays frequently associated with large capital expenditures and implementation procedures within an organization. Moreover, the purchase of such products typically requires coordination and agreement across a potential customer's entire organization. Delays associated with such timing factors may reduce our revenue in a particular period without a corresponding reduction in our costs, which could have a material adverse effect on our results of operations and financial condition.

     OUR INTERNATIONAL PRESENCE CREATES SPECIAL RISKS

     We are subject to certain risks inherent in doing business in international markets, including:

     - lack of acceptance of non-localized products,

     - legal and cultural differences in the conduct of business,

     - difficulties in staffing and managing foreign operations,

     - longer payment cycles,

     - difficulties in collecting accounts receivable and withholding taxes that limit the repatriation of earnings,

     - trade barriers,

     - immigration regulations that limit our ability to deploy our employees,

     - political instability, and

     - variations in effective income tax rates among countries where we conduct business.

     One or more of these factors could have a material adverse effect on our international operations.

     We maintain development facilities in Israel, the United States, Cyprus, Ireland and Canada, operate a support center in Brazil and have operations in North America, Europe, Latin America and the Asia-Pacific region. Although a majority of our revenue in fiscal 1999 was derived from customers in Europe, we obtain significant revenue from customers in North America, the Asia-

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Pacific region and Latin America. Our strategy is to continue to broaden our
European and North American customer base and to expand into new international markets, the most significant of which are located in Latin America and the Asia-Pacific region.

     FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES COULD ADVERSELY AFFECT OUR BUSINESS

     A significant portion of our operating costs are incurred outside the United States, and therefore fluctuations in exchange rates between the currencies in which such costs are incurred and the dollar may have a material adverse effect on our results of operations and financial condition. The cost of our operations in Israel, as expressed in dollars, could be adversely affected by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the Israeli currency in relation to the dollar. As a result of this differential, from time to time we experience increases in the costs of our operations in Israel, as expressed in dollars, which could in the future have a material adverse effect on our results of operations and financial condition.

     Generally, the effects of fluctuations in foreign currency exchange rates are mitigated by the fact that a significant portion of our revenue is in dollars and we generally hedge our currency exposure on both a short-term and long-term basis with respect to the balance of our revenue.

     The imposition of exchange or price controls or other restrictions on the conversion of foreign currencies could also have a material adverse effect on our business, results of operations and financial condition.

     WE MAY BE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY

     Any misappropriation of our technology or the development of competitive technology could seriously harm our business. We regard a substantial portion of our software products and systems as proprietary and rely on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third party non-disclosure agreements and other methods to protect our proprietary rights. We do not include in our software any mechanisms to prevent or inhibit unauthorized use, but we generally enter into confidentiality agreements with our employees, consultants, customers and potential customers and limit access to and distribution of proprietary information.

     The steps we have taken to protect our proprietary rights may be inadequate. If so, we might not be able to prevent others from using what we regard as our technology to compete with us. Existing trade secret, copyright and trademark laws offer only limited protection. In addition, the laws of some foreign countries do not protect our proprietary technology to the same extent as the laws of the United States. Other companies could independently develop similar or superior technology without violating our proprietary rights.

     If we have to resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive and could involve a high degree of risk.

     CLAIMS BY OTHERS THAT WE INFRINGE THEIR PROPRIETARY TECHNOLOGY COULD HARM OUR BUSINESS

     Although we have not received any notices from third parties alleging infringement claims, third parties could claim that our current or future products or technology infringe their proprietary rights. We expect that software developers will increasingly be subject to infringement claims as the number of products and competitors providing software and services to the communications industry increase and overlaps occur. Any claim of infringement by a third party could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract our management from our business. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products. Any of these events could seriously harm our business.

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     If anyone asserts a claim against us relating to proprietary technology or information, we might seek to license their intellectual property or to develop non-infringing technology. We might not be able to obtain a license on commercially reasonable terms or on any terms. Alternatively, our efforts to develop non-infringing technology could be unsuccessful. Our failure to obtain the necessary licenses or other rights or to develop non-infringing technology could prevent us from selling our products and could therefore seriously harm our business.

     THE TERMINATION OR REDUCTION OF CERTAIN GOVERNMENT PROGRAMS AND TAX BENEFITS COULD ADVERSELY AFFECT OUR OVERALL EFFECTIVE TAX RATE

     We benefit from certain government programs and tax benefits, including programs and benefits in Israel, Cyprus and Ireland. To be eligible for these programs and tax benefits, we must meet certain conditions. If we fail to meet these conditions we could be required to refund tax benefits already received. Additionally, some of these programs and the related tax benefits are available to us for a limited number of years, and these benefits expire from time to time.

     Any of the following could have a material affect on our overall effective tax rate:

     - some programs may be discontinued,

     - we may be unable to meet the requirements for continuing to qualify for some programs,

     - these programs and tax benefits may be unavailable at their current levels, or

     - upon expiration of a particular benefit, we may not be eligible to participate in a new program or qualify for a new tax benefit that would offset the loss of the expiring tax benefit or we may be required to refund previously accredited tax benefits if we are found to be in violation of the stipulated conditions.

     PRODUCT DEFECTS OR SOFTWARE ERRORS COULD ADVERSELY AFFECT OUR BUSINESS

     Design defects or software errors may cause delays in product introductions or damage customer satisfaction and may have a material adverse effect on our business, results of operations and financial condition. Our software products are highly complex and may, from time to time, contain design defects or software errors that may be difficult to detect and correct.

     Since our products are generally used by our customers to perform mission-critical functions, design defects, software errors, misuse of our products, incorrect data from external sources or other potential problems within or out of our control may arise from the use of our products, and may result in financial or other damages to our customers. Completion of the development and implementation phases of a project requires between six and twelve months of work. During this period, a customer's budgeting constraints and internal reviews, over which we have little or no control, can impact operating results. Our failure or inability to meet a customer's expectations in providing products or performing services may result in the termination of our relationship with that customer or could give rise to claims against us. Although we have license agreements with our customers that contain provisions designed to limit our exposure to potential claims and liabilities arising from customer problems, these provisions may not effectively protect us against such claims in all cases. Claims and liabilities arising from customer problems could damage our reputation, adversely affecting our business, results of operations and financial condition.

     YEAR 2000 ISSUES

     In late 1999, we completed our remediation and testing of systems to become Year 2000 ready. As a result of our planning and implementation efforts, we experienced no significant disruptions in mission-critical technology and non-information technology systems and believe those systems successfully responded to the Year 2000 date change. We are not aware of any material problems resulting from Year 2000 issues, either with our products and internal systems or the products and services of third parties. We will continue to monitor our mission-critical computer and software applications and those of our suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

     OUR DEVELOPMENT FACILITIES IN ISRAEL AND CYPRUS MAY BE ADVERSELY AFFECTED BY POLITICAL AND ECONOMIC CONDITIONS IN THOSE COUNTRIES

     Our largest development center is located in the State of Israel. Although a substantial majority of our sales are made to customers outside Israel and we maintain significant service teams on site with our customers, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its current trading partners could have a material adverse effect on our business. We have developed contingency plans to move some development operations to various sites both within and outside of Israel in the event political or military conditions disrupt our normal operations.

     Israel has entered into peace agreements with both Egypt and Jordan and is in the process of conducting peace negotiations with the Palestinian Community. Moreover, several other countries have announced their intentions to establish trade and other relations with Israel. Israel, however, has not entered into any peace arrangement with Syria or Lebanon. In addition, in recent months there has been a deterioration in Israel's relationship with the Palestinian Community.

     Consequently, we cannot predict how the peace process will develop or what effect it may have on us or our business.

     In addition, our development facility in Cyprus may be adversely affected by political conditions in that country. As a result of intercommunal strife between the Greek and Turkish communities, Turkish troops invaded Cyprus in 1974 and continue to occupy approximately 40% of the island. Efforts to resolve the problem have not yet resulted in an agreeable solution. During the last year, tensions between the parties involved increased significantly over certain military defense issues. Recently, however, the parties have agreed to enter into negotiations to be facilitated by the United Nations and the United States. Any major hostilities between Cyprus and Turkey or any failure of the parties to reach a peaceful resolution may have a material adverse effect on our development facility in Cyprus.

RISKS APPLICABLE TO OUR CAPITAL STRUCTURE

     THE MARKET PRICE OF OUR ORDINARY SHARES HAS AND MAY CONTINUE TO FLUCTUATE WIDELY

     The market price of our ordinary shares has fluctuated widely and may continue to do so. For example, since our initial public offering in June 1998 through October 3, 2000 the closing price of our ordinary shares ranged from a high of $96.00 per share to a low of $8.38 per share. Many factors could cause the market price of our ordinary shares to rise and fall. Some of these factors are:

     - variations in our quarterly operating results;

     - announcements of technological innovations by us or our competitors;

     - introduction of new products or new pricing policies by us or our competitors;

     - trends in the communications industry;

     - acquisitions or strategic alliances by us or others in our industry;

     - changes in estimates of our performance or recommendations by financial analysts; and

     - market conditions in the industry and the economy as a whole.

     In addition, the stock market experiences significant price and volume fluctuations. These fluctuations particularly affect the market prices of the securities of many high technology companies. These broad market fluctuations could adversely affect the market price of our ordinary shares. When the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a securities class action lawsuit against us, we could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of our management. Any of these events could seriously harm our business.

     FUTURE SALES BY EXISTING SHAREHOLDERS COULD DEPRESS THE MARKET PRICE OF OUR ORDINARY SHARES

     Sales of substantial amounts of ordinary shares in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for the ordinary shares. As of July 31, 2000, we had 221,112,777 ordinary shares issued and outstanding (after giving effect to the exchange of all of the Exchangeable Shares for ordinary shares), a substantial portion of which are either freely tradeable on the NYSE or currently eligible for sale pursuant to Rule 144, under the Securities Act of 1933, or the Securities Act (subject to compliance with the volume and manner of sale limitation of Rule
144), or pursuant to another exemption from the registration requirements of the Securities Act.

     Our principal shareholders and the holders of the Exchangeable Shares have the right, in certain circumstances, to require us to register their shares under the Securities Act for resale to the public. In addition, we have registered under the Securities Act a total of 16,062,121 ordinary shares reserved for issuance upon the exercise of options that have been or may be granted under our stock option plans and stock option plans assumed by us in connection with our acquisition of ITDS and Solect. The right to exercise options outstanding under these plans is subject to certain vesting requirements.

     WE DO NOT ANTICIPATE PAYING DIVIDENDS ON OUR ORDINARY SHARES IN THE FORESEEABLE FUTURE

     We do not anticipate paying dividends on our ordinary shares in the foreseeable future. In addition, the terms of bank debt incurred by our subsidiaries effectively prevent us from paying cash dividends.

     THE RIGHTS OF SHAREHOLDERS OF GUERNSEY CORPORATIONS DIFFER IN SOME RESPECTS FROM THOSE OF SHAREHOLDERS OF UNITED STATES CORPORATIONS

     We are incorporated under the laws of Guernsey. The rights of holders of ordinary shares are governed by Guernsey law, including the Companies Act of Guernsey, and by our Articles of Association. These rights differ in some respects from the rights of shareholders in corporations incorporated in the United States.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the ordinary shares by the selling shareholders.

        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

     The unaudited pro forma condensed combined statements of operations of Amdocs, ITDS and Solect presented below are derived from the historical consolidated financial statements of each of Amdocs, ITDS and Solect. On November 30, 1999 Amdocs acquired ITDS and on April 5, 2000 Amdocs acquired Solect. The unaudited pro forma condensed combined statements of operations were prepared using the purchase method of accounting, as if the transactions had been completed as of October 1, 1998.

     The unaudited pro forma condensed combined statements of operations are based upon the historical financial statements of Amdocs, ITDS and Solect adjusted to give effect to the business combination. The pro forma assumptions and adjustments for each transaction are described in the accompanying notes presented on the following pages. The assumptions and related pro forma adjustments have been developed from:

     - the audited consolidated financial statements of Amdocs as of and for the fiscal year ended September 30, 1999 and from the unaudited financial statements of Amdocs as of and for the nine month period ended June 30, 2000;

     - the audited consolidated financial statements of ITDS as of and for the fiscal year ended December 31, 1998, from the unaudited financial statements of ITDS as of and for the nine month period ended September 30, 1999 and from the unaudited financial statements of ITDS as of and for the two month period ended November 30, 1999; and

     - the audited consolidated financial statements of Solect as of and for the fiscal year ended July 31, 1999 (together with the unaudited reconciliation to U.S. GAAP), and from the unaudited financial statements of Solect as of and for the six month period ended January 31, 2000.

     In connection with the acquisition of ITDS, we have converted approximately
17.3 million common shares of ITDS and approximately 3.0 million options to purchase common shares of ITDS into the right to receive approximately 6.5 million ordinary shares and approximately 1.1 million options to purchase ordinary shares of Amdocs. The estimated total purchase price for ITDS, based on an Amdocs share price of $28.25, including estimated transaction costs, equals approximately $189 million. We accounted for the acquisition of ITDS under the purchase method of accounting. The estimated total purchase price was allocated to ITDS' tangible assets and liabilities based on their respective estimated fair values on the date the transaction was consummated, November 30, 1999. We allocated the excess of the purchase price over the fair value of the net tangible assets acquired to identifiable intangible assets, including core technology, workforce-in-place, customer base, and in process research and development costs, and the remainder to goodwill. In addition, deferred taxes were recognized for the differences between the book and tax basis of certain intangible assets.

     In connection with the acquisition of Solect, we have converted approximately 24.2 million common shares of Solect and approximately 2.9 million options to purchase common shares of Solect into the right to receive approximately 13.8 million ordinary shares and approximately 1.7 million options to purchase ordinary shares of Amdocs. The estimated total purchase price for Solect, based on an Amdocs share price of $69.875 including estimated transaction costs, equals approximately $1.1 billion. We accounted for the acquisition under the purchase method of accounting. The estimated total purchase price was allocated to Solect's tangible assets and liabilities based on their respective estimated fair values on the date the transaction was consummated, April 5, 2000. We allocated the excess of the purchase price over the fair value of the net tangible assets acquired to identifiable intangible assets, including core technology, workforce-in-place, customer base, and in process research and development costs, and the remainder to goodwill. In addition, deferred taxes were recognized for the differences between the book and tax basis of certain intangible assets.

     The unaudited pro forma condensed combined statements of operations are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position Amdocs would have been had the acquisitions occurred on the dates assumed, nor is it necessarily indicative of future consolidated results of operations or financial position.

     The unaudited pro forma condensed combined statements of operations do not include the realization of cost savings from operating efficiencies, synergies or other restructurings resulting from the acquisitions.

     The following unaudited pro forma condensed combined statements of operations and notes thereto contain forward-looking statements that involve risks and uncertainties.

        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
                 FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 1999

                                                         ITDS            PRE-SOLECT                  SOLECT
                              AMDOCS        ITDS       PRO FORMA         PRO FORMA      SOLECT      PRO FORMA         PRO FORMA
                            HISTORICAL   HISTORICAL   ADJUSTMENTS         COMBINED    HISTORICAL   ADJUSTMENTS        COMBINED
                            ----------   ----------   -----------        ----------   ----------   -----------        ---------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                        (IN U.S. DOLLARS, UNLESS OTHERWISE STATED)
Revenue...................   $626,855     $139,151      $    --           $766,006     $  9,647     $      --         $775,653
Cost of revenue...........    363,324       62,594       (3,681)(A2)                      6,262         9,130(B2)
                                                          1,081(A3)        423,318                      1,086(B3)      439,796
Research and
  development.............     40,874       17,015           --             57,889        4,891            --           62,780
Selling, general and
  administrative..........     75,659       33,470        1,420(A1)                       8,278       197,262(B1)
                                                            129(A3)                                       404(B3)
                                                         (1,163)(A5)       109,515                                     315,459
                             --------     --------      -------           --------     --------     ---------         --------
                              479,857      113,079       (2,214)           590,722       19,431       207,882          818,035
                             --------     --------      -------           --------     --------     ---------         --------
Operating income (loss)...    146,998       26,072        2,214            175,284       (9,784)     (207,882)         (42,382)
Other income (expenses),
  net.....................     (6,223)       1,679           --             (4,544)        (750)          942(B6)       (4,352)
                             --------     --------      -------           --------     --------     ---------         --------
Income (loss) before
  income taxes............    140,775       27,751        2,214            170,740      (10,534)     (206,940)         (46,734)
Income taxes..............     42,232       10,950          505(A4)         53,687           51        (4,248)(B4)      49,490
                             --------     --------      -------           --------     --------     ---------         --------
Net income (loss).........   $ 98,543     $ 16,801      $ 1,709           $117,053     $(10,585)    $(202,692)        $(96,224)
                             ========     ========      =======           ========     ========     =========         ========
Basic earnings (loss) per
  share...................   $   0.50                                                                                 $  (0.44)
                             ========                                                                                 ========
Diluted earnings (loss)
  per share...............   $   0.49                                                                                 $  (0.44)
                             ========                                                                                 ========
Basic weighted average
  number of shares
  outstanding.............    197,436                                                                                  217,733
                             ========                                                                                 ========
Diluted weighted average
  number of shares
  outstanding.............    200,262                                                                                  217,733(C)
                             ========                                                                                 ========

  See notes to Unaudited Pro Forma Condensed Combined Statements of Operations
                         for discussion of adjustments.

        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
                    FOR THE NINE MONTHS ENDED JUNE 30, 2000

                                                                      ITDS                          SOLECT
                                          AMDOCS         ITDS       PRO FORMA          SOLECT      PRO FORMA        PRO FORMA
                                        HISTORICAL    HISTORICAL   ADJUSTMENTS       HISTORICAL   ADJUSTMENTS       COMBINED
                                        ----------    ----------   -----------       ----------   -----------       ---------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                             (IN U.S. DOLLARS, UNLESS OTHERWISE STATED)

Revenue...............................   $803,253      $23,289      $      --         $11,174      $      --        $837,716
Cost of revenue.......................    466,771       11,841         (1,120)(A2)      6,607             --         484,099
Research and development..............     52,958        5,384             --           3,416             --          61,758
Selling, general and administrative...     97,868       11,311           (575)(A1)      6,308
                                                                       (5,825)(A5)                        --         109,087
Amortization of goodwill and purchased
  intangible assets...................     56,870           --            787(A1)          --          4,565(B2)
                                                                          411(A2)                        543(B3)
                                                                          180(A3)                     98,631(B1)
                                                                           22(A3)                        202(B3)     162,211
In process research and development
  and other indirect acquisition
  related costs.......................     75,617           --        (19,876)(A6)         --        (55,741)(B5)         --
                                         --------      -------      ---------         -------      ---------        --------
                                          750,084       28,536        (25,996)         16,331         48,200         817,155
                                         --------      -------      ---------         -------      ---------        --------
Operating income (loss)...............     53,169       (5,247)        25,996          (5,157)       (48,200)         20,561
Other income (expenses), net..........      6,018          386             --            (797)           704(B6)       6,311
                                         --------      -------      ---------         -------      ---------        --------
Income (loss) before income taxes.....     59,187       (4,861)        25,996          (5,954)      (47,496)          26,872
Income taxes..........................     66,202        1,156            110(A4)          37         (2,124)(B4)     65,381
                                         --------      -------      ---------         -------      ---------        --------
Net income (loss).....................   $ (7,015)     $(6,017)     $  25,886         $(5,991)     $ (45,372)       $(38,509)
                                         ========      =======      =========         =======      =========        ========
Basic earnings (loss) per share.......   $  (0.03)                                                                  $  (0.18)
                                         ========                                                                   ========
Diluted earnings (loss) per share.....   $  (0.03)                                                                  $  (0.18)
                                         ========                                                                   ========
Basic weighted average number of
  shares outstanding..................    208,706                                                                    219,371
                                         ========                                                                   ========
Diluted weighted average number of
  shares outstanding..................    208,706(C)                                                                 219,371(C)
                                         ========                                                                   ========

  See notes to Unaudited Pro Forma Condensed Combined Statements of Operations
                         for discussion of adjustments.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                       COMBINED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)
                   (IN U.S. DOLLARS, UNLESS OTHERWISE STATED)

(A) ITDS TRANSACTION:

     Amdocs acquired ITDS on November 30, 1999. Accordingly, ITDS' operations are included in the historical results of Amdocs from that date. The amounts presented under the columns headed Nine Months Ended June 30, 2000 represent the historical results of ITDS for the two months ended November 30, 1999.

     (1) Reflects the elimination of ITDS' historical goodwill amortization and the amortization of goodwill resulting from the acquisition of ITDS:

                                              TWELVE MONTHS        NINE MONTHS
                                           ENDED SEPTEMBER 30,    ENDED JUNE 30,
                                                  1999                 2000
                                           -------------------    --------------
Amortization expense relating to goodwill
  of $70,797 over 15 years...............        $ 4,720              $ 787
Less historical amortization expense.....         (3,300)              (575)
                                                 -------              -----
Additional goodwill amortization, net....        $ 1,420              $ 212
                                                 =======              =====

     (2) Reflects the elimination of ITDS' historical amortization of intellectual property and core technology and the amortization of the core technology resulting from the valuation at the time of the acquisition:

                                              TWELVE MONTHS        NINE MONTHS
                                           ENDED SEPTEMBER 30,    ENDED JUNE 30,
                                                  1999                 2000
                                           -------------------    --------------
Amortization expense relating to core
  technology of $12,342 over 5 years.....        $ 2,468             $   411
Less historical amortization expense.....         (6,149)             (1,120)
                                                 -------             -------
Reduction of amortization expense related
  to core technology, net................        $(3,681)            $  (709)
                                                 =======             =======

     (3) Reflects the amortization of the workforce-in-place and customer list, as follows:

                                              TWELVE MONTHS        NINE MONTHS
                                           ENDED SEPTEMBER 30,    ENDED JUNE 30,
                                                  1999                 2000
                                           -------------------    --------------
Amortization expense relating to
  workforce-in-place of $5,407 over 5
  years..................................        $1,081                $180
Amortization expense relating to customer
  base of $647 over 5 years..............           129                  22

     (4) Tax effect resulting from the differences between the values assigned to core technology, workforce-in-place and customer list and the respective tax basis of such assets.

     (5) Reflects elimination of ITDS transaction costs.

     (6) Reflects elimination of in process research and development expenses included in Amdocs' historical financial statements as a result of the ITDS acquisition.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                COMBINED STATEMENTS OF OPERATIONS -- (CONTINUED)
                                 (IN THOUSANDS)
                   (IN U.S. DOLLARS, UNLESS OTHERWISE STATED)

(B) SOLECT TRANSACTION:

     Amdocs acquired Solect on April 5, 2000. Accordingly, Solect's operations are included in the historical results of Amdocs from that date. The amounts presented under the columns headed Twelve Months Ended September 30, 1999 and Nine Months Ended June 30, 2000 represent the historical results of Solect for the 12 months ended July 31, 1999 and six months ended January 31, 2000, respectively. There were no substantial changes in Solect's financial position or results of operations during the two month period ended March 31, 2000.

     (1) Reflects the amortization of goodwill resulting from the acquisition:

                                             TWELVE MONTHS         NINE MONTHS
                                          ENDED SEPTEMBER 30,    ENDED JUNE 30,
                                                 1999                 2000
                                          -------------------    --------------
Amortization expense relating to
  goodwill of $986,312 over 5 years.....       $197,262              $98,631

     (2) Reflects amortization of the core technology resulting from the valuation at the time of the acquisition:

                                             TWELVE MONTHS         NINE MONTHS
                                          ENDED SEPTEMBER 30,    ENDED JUNE 30,
                                                 1999                 2000
                                          -------------------    --------------
Amortization expense relating to core
  technology of $18,259 over 2 years....        $9,130               $4,565

     (3) Reflects the amortization of the workforce-in-place and customers base, as follows:

                                             TWELVE MONTHS         NINE MONTHS
                                          ENDED SEPTEMBER 30,    ENDED JUNE 30,
                                                 1999                 2000
                                          -------------------    --------------
Amortization expense relating to
  workforce-in-place of $3,259 over 3
  years.................................        $1,086                $543
Amortization expense relating to
  customer base of $1,211 over 3
  years.................................           404                 202

     (4) Tax effect resulting from the differences between the values assigned to core technology, workforce-in-place and customer base and their respective tax basis.

     (5) Reflects elimination of in process research and development and other indirect acquisition related costs included in Amdocs' historical financial statements as a result of the Solect acquisition.

     (6) Reflects decrease in interest expenses related to Solect's debentures that converted to common stock prior to the closing.

(C) The amount of shares used in the diluted loss per share calculation does not include any stock options due to their anti-dilutive effect.

                              SELLING SHAREHOLDERS

     On April 5, 2000, we acquired Solect in a stock-for-stock transaction. In connection with the business combination between us and Solect under a Combination Agreement dated February 28, 2000, the former common shareholders of Solect received 13,846,295 exchangeable shares of Solect, which are exchangeable or have been exchanged for 13,846,295 of our ordinary shares (these shares being referred to in this prospectus as the "Exchangeable Shares"). Before any sale of shares by this prospectus, those former common shareholders of Solect who are selling shareholders will exchange Exchangeable Shares into the ordinary shares that will be sold pursuant to this prospectus. Under the terms of a registration rights agreement dated April 5, 2000 entered into in connection with the business combination between us, Solect and some of Solect's former common shareholders, we agreed to file three registration statements under the Securities Act of 1933, each to register the sale of a third of the original registrable securities held by or issuable to the former Solect common shareholders who are parties to the registration rights agreement or subsequently agreed to be bound by it. The first of such registration statements was declared effective on July 5, 2000 and this prospectus is part of the second of such registration statements. The third of such registration statements is expected to be effective within 12 months of the closing of the Solect acquisition. The registration rights agreement requires us to use our commercially reasonable efforts to keep such registration statements effective until the earlier of (1) April 5, 2002, (2) the date on which all of the shares covered by such registration statements have been sold, and (3) the date on which all of the shares covered by such registration statements can be sold without registration without regard to Rule 144's volume restrictions.

     The following table sets forth certain information concerning the selling shareholders:

                                    SHARES BENEFICIALLY       MAXIMUM     SHARES BENEFICIALLY
                                           OWNED             NUMBER OF      OWNED AFTER THE
                                   PRIOR TO THE OFFERING      SHARES          OFFERING(1)
                                   ----------------------      BEING      --------------------
                                     NUMBER      PERCENT      OFFERED      NUMBER      PERCENT
                                   ----------    --------    ---------    ---------    -------
Telcordia Venture Capital
  Corporation....................  4,611,164      2.09%      3,074,110    1,537,054        *
TCV Solect (A) SRL...............    338,529          *        169,265      169,264        *
TCV Solect (B) SRL...............    347,170          *        173,586      173,584        *
TCV Solect (C) SRL...............    426,222          *        213,112      213,110        *
BCS Investment SRL...............    415,083          *        207,544      207,539        *
WPG Networking-Software SRL......    481,188          *        274,230      206,958        *
Coastdock & Co...................    373,548          *        199,032      174,516        *
Morgan Stanley Dean Witter Equity
  Funding, Inc...................     33,206          *         16,603       16,603        *
G&H Partners.....................      3,321          *          1,661        1,660        *
Tom Campbell.....................      3,307          *          1,654        1,653        *
Stephen Carson...................      2,291          *          1,528          763        *
Raj Mehra........................      1,743          *          1,162          581        *
                                   ---------                 ---------    ---------
Total............................  7,036,772                 4,333,487    2,703,285

---------------
 *   Less than 1%.

(1) The selling shareholders may sell from time to time all or a portion of the shares being offered. The amounts shown assume the sale of all the shares being offered by each selling shareholder.

                              PLAN OF DISTRIBUTION

     Our ordinary shares being offered by this prospectus are being registered to allow public secondary trading by the holders of such ordinary shares from time to time after the date of this prospectus. We will not receive any of the proceeds from the offering of these ordinary shares by the selling shareholders.

     We have been advised by the selling shareholders that the shares offered by this prospectus may be sold from time to time by or for the account of the selling shareholders pursuant to this prospectus or pursuant to Rule 144 under the Securities Act of 1933. Sales of shares pursuant to this prospectus may be made in the over-the-counter market, on the New York Stock Exchange or otherwise at prices and on terms then prevailing or at prices related to the then current market price (in each case as determined by the selling shareholders). Sales may be made directly or through agents designated from time to time, or through dealers or underwriters to be designated or in negotiated transactions.

     The shares may be sold in one or more of the following ways:

     - a block trade in which the seller's broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker or dealer as principal and resale by the broker or dealer for their account pursuant to this prospectus;

     - an exchange distribution in accordance with the rules of the New York Stock Exchange;

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     - privately negotiated transactions;

     - through put or call option transactions;

     - through short sales; or

     - an underwritten public offering.

     The selling shareholders may sell shares directly to other purchasers, through agents or through broker-dealers. Any selling agents or broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling shareholders, from purchasers of shares for whom they act as agents, or from both sources. That compensation may be in excess of customary commissions.

     The selling shareholders and any broker-dealers that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with the sales. Any commissions, and any profit on the resale of shares, received by the selling shareholders and any such broker-dealers may be deemed to be underwriting discounts and commissions. We have been advised by each of the selling shareholders that they have not, as of the date of this prospectus, entered into any arrangement with any agent, broker or dealer for the sale of the shares.

     We may suspend the use of this prospectus and any supplements hereto in certain circumstances due to pending corporate developments, public filings with the SEC or similar events.

     We will pay all costs and expenses incurred by us in connection with the registration of the sale of shares pursuant to this prospectus. We will not be responsible for any commissions, underwriting discounts or similar charges on sales of the shares.

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

                                 LEGAL MATTERS

     The validity of the ordinary shares offered hereby will be passed upon for us by Carey Langlois, Guernsey. Certain legal matters in connection with the offering will be passed upon for us by Reboul, MacMurray, Hewitt, Maynard & Kristol, New York, New York.

                                    EXPERTS

     The Consolidated Financial Statements of Amdocs incorporated in this prospectus by reference from our Annual Report on Form 20-F for the year ended September 30, 1999, have been audited by Ernst & Young LLP, independent auditors, as indicated in their report which is incorporated herein by reference and have been so incorporated in reliance upon the authority of said firm as experts in giving said reports.

     The Financial Statements and Schedules of ITDS included in our Registration Statement on Form F-3 (No. 333-86609) and the related prospectus are incorporated herein by reference from our Current Report on Form 6-K dated December 13, 1999 and have been audited by Ernst & Young LLP, independent auditors, as indicated in their report which is incorporated herein by reference and have been so incorporated in reliance upon the authority of said firm as experts in giving said reports.

     The Consolidated Financial Statements of Solect incorporated in this prospectus by reference from our Report of Foreign Private Issuer on Form 6-K/A filed on June 8, 2000 have been audited by Ernst & Young LLP, independent auditors, as indicated in their report which is incorporated herein by reference and have been so incorporated in reliance upon the authority of said firm as experts in giving said reports.

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